EXHIBIT 99.1

Magal Security Systems Reports
Second Quarter 2015 Financial Results

YAHUD, ISRAEL, August 31, 2015 -- Magal Security Systems, Ltd. (NASDAQ NMS: MAGS) today announced its financial results for the three and six month periods ended June 30, 2015. Management will hold an investors’ conference call later today, at 10:00 a.m. Eastern Time and 5:00 p.m. Israel time, to discuss the results.

SECOND QUARTER 2015 RESULTS SUMMARY

Revenues for the second quarter of 2015 were $15.7 million, a sequential increase of 34% compared with revenues of $11.8 million in the first quarter of 2015 and a decrease of 3% compared with revenues of $16.2 million in the second quarter of 2014.

Gross profit in the second quarter of 2015 was $7.3 million, or 46.4% of revenues, compared with a gross profit of $4.4 million or 37.7% of revenues in the prior quarter and a gross profit of $7.1 million, or 43.6% of revenues, in the second quarter of 2014. The increase in the gross margin between quarters is a function of the revenue mix between projects executed and products sold.

Operating income in the second quarter of 2015 was $1.4 million compared to an operating loss of $1.2 million in the first quarter of 2015 and an operating loss of $601 thousand in the second quarter of 2014.

Net income in the second quarter of 2015 was $190 thousand, or $0.01 per share, compared with a net loss of $450 thousand, or $0.03 per share in the first quarter of 2015 and a net loss of $1.1 million, or $0.07 per share, in the second quarter of 2014.

Cash, short term deposits and restricted deposits, net of bank debt, as of June 30, 2015, were $32.8 million, or $2.00 per share, compared with cash, short term deposits and restricted deposits, net of bank debt of $28.0 million, or $1.73 per share, as of December 31, 2014.

MANAGEMENT COMMENT

Commenting on the results, Mr. Saar Koursh, CEO of Magal, said, “We are pleased with the results of the second quarter, particularly the improved gross and operating margins. This is as a result of our increased focus on improving our internal processes and efficiencies. In the first half of 2015, we also saw strong cash generation and our net cash position increased to over $32 million at June 30, 2015.”

 “Our new technologies are clearly gaining traction and we continue to look for and build new growth engines. A few weeks ago we announced a breakthrough first order for our new fibre optic sensor technology, which will protect more than 200km of buried pipeline. We also look forward to upcoming evaluations of our Roboguard with key customers, who we hope will lead to future orders,” concluded Mr. Koursh.

INVESTORS’ CONFERENCE CALL INFORMATION:

The Company will host a conference call later today, August 31, 2015, at 10:00 a.m. Eastern Time and 5:00 p.m. Israel time.

To participate, please call one of the following teleconferencing numbers:

US: 1 888 668 9141; Israel: 03 918 0609; UK: 0 800 917 5108; Intl.: +972 3 918 0609

If you are unable to connect using the toll-free numbers, please try the international dial-in number.

A replay of the call will be available on the Company’s website for three months from the day after the call. The link to the replay will be accessible at www.magal-s3.com.

ABOUT MAGAL S3

Magal S3 is a leading international provider of solutions and products for physical and cyber security, as well as safety and site management. Over the past 45 years, Magal S3 has delivered tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries - under some of the most challenging conditions.

Magal S3 offers comprehensive integrated solutions for critical sites, managed by Fortis4G - our 4th generation, cutting-edge PSIM+SIEM platform. The solutions leverage our broad portfolio of homegrown Perimeter Intrusion Detection Systems (PIDS), advanced outdoors CCTV / IVA technology and Cyber Security solutions.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

For more information:

Magal S3 Ltd. Saar Koursh, CEO Tel: +972 3 539 1421 Assistant: Ms. Elisheva Almog E-mail: elishevaa@magal-s3.com Web: www.magal-s3.com	GK Investor Relations Ehud Helft/Kenny Green Tel: (US) +1 646 201 9246 E-mail: magal@gkir.com

* Tables to follow *

MAGAL S3 LTD.
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All numbers except EPS expressed in thousands of US$)

	Three Months Ended June 30,			Six Months Ended June 30,
	2015	2014	% change	2015	2014	% change
Revenue	$15,697	$16,244	(3.4)	$27,455	$28,753	(4.5)
Cost of revenue	8,420	9,166	(8.1)	15,742	17,587	(10.5)

Gross profit	7,277	7,078	2.8	11,713	11,166	4.9
Operating expenses:
Research and development, net	1,117	1,248	(10.5)	2,034	2,500	(18.6)
Selling and marketing	3,314	4,490	(26.2)	6,211	7,880	(21.2)
General and administrative	1,472	1,941	(24.2)	3,289	3,701	(11.1)
Total operating expenses, net	5,903	7,679	(23.1)	11,534	14,081	(18.1)

Operating income (loss)	1,374	(601)		179	(2,915)
Financial expense, net	929	641		254	242

Income (loss) before income taxes	445	(1,242)		(75)	(3,157)

Income tax expense (benefit)	205	(53)		207	(6)

Net income (loss)	240	(1,189)		(282)	(3,151)

Less income (loss) attributable to non-controlling interests	50	(63)		22	50

Net income (loss) attributable to shareholders'	190	(1,126)		(260)	(3,101)

Basic net earnings (loss) per share	$0.01	$(0.07)		$(0.02)	$(0.19)

Diluted net earnings (loss) per share	$0.01	$(0.07)		$(0.02)	$(0.19)

Weighted average number of shares used in computing basic net loss per share	16,355,984	16,147,522		16,312,711	16,147,522

Weighted average number of shares used in computing diluted net loss per share	16,387,165	16,147,522		16,312,711	16,147,522

	Three Months Ended June 30		Six Months Ended June 30,
	2015%	2014%	2015%	2014%
Gross margin	46.4	43.6	42.7	38.8
Research and development, net as a % of revenues	7.1	7.7	7.4	8.7
Selling and marketing as a % of revenues	21.1	27.6	22.6	27.4
General and administrative as a % of revenues	9.4	11.9	12.0	12.9
Operating margin	8.8	N/A	0.7	N/A
Net margin	1.2	N/A	N/A	N/A

MAGAL S3 LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)
	June 30,	December 31,
	2015	2014
CURRENT ASSETS:

Cash and cash equivalents	$28,413	$21,602
Short-term bank deposits	3,560	8,001
Restricted deposits	2,507	2,844
Trade receivables, net	13,296	20,875
Unbilled accounts receivable	4,759	4,093
Other accounts receivable and prepaid expenses	2,915	2,102
Inventories	8,319	8,147
Deferred income taxes	629	625

Total current assets	64,398	68,289

LONG TERM INVESTMENTS AND RECEIVABLES:

Long-term trade receivables	1,006	232
Long-term deposits and restricted bank deposits	124	134
Severance pay fund	2,142	2,187
Deferred income taxes	495	463

Total long-term investments and receivables	3,767	3,016

PROPERTY AND EQUIPMENT, NET	5,888	6,111

OTHER INTANGIBLE ASSETS, NET	1,509	1,847

GOODWILL	4,398	4,496

TOTAL ASSETS	$79,960	$83,759

	June 30,	December 31,
	2015	2014
CURRENT LIABILITIES:

Short-term bank credits	$-	$2,571
Current maturities of long-term bank debt	500	500
Trade payables	4,774	6,272
Customer advances	4,442	1,262
Other accounts payable and accrued expenses	9,961	11,879

Total current liabilities	19,677	22,484

LONG-TERM LIABILITIES:
Long-term bank debt and other long-term payables	1,154	1,406
Deferred income taxes	178	193
Accrued severance pay	3,580	3,719

Total long-term liabilities	4,912	5,318

SHAREHOLDERS' EQUITY
Share Capital: Ordinary shares of NIS 1 par value -
Authorized: 39,748,000 shares at June 30, 2015 and December 31, 2014; Issued and outstanding: 16,374,672 shares at June 30, 2015 and 16,269,022 shares at December 31, 2014	4,962	4,935
Additional paid-in capital	69,682	69,174
Accumulated other comprehensive income	423	2,041
Foreign currency translation adjustments (stand alone financial statements)	1,411	632
Accumulated deficit	(21,030)	(20,770)

Total shareholders' equity	55,448	56,012
Non controlling interest	(77)	(55)

TOTAL SHAREHOLDERS' EQUITY	55,371	55,957

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$79,960	$83,759